Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@eversheds-sutherland.com

October 28, 2022
Lisa N. Larkin, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	NC SLF Inc.
Registration Statement on Form N-2
File No. 811-23818
Dear Ms. Larkin:
On behalf of NC SLF Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2022, regarding the Fund’s Registration Statement on Form N-2 (File No. 811-23818) (the “Registration Statement”) filed on August 19, 2022. The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on October 28, 2022 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.
General
1.You state that you have filed the registration statement pursuant to the Investment Company Act of 1940 (“1940 Act”) and that shares are not being registered under the Securities Act of 1933 (“Securities Act”). Please add a facing sheet and omit references to the Securities Act on the facing sheet. See Paragraph 1 of “Instructions” in Form N-2.
Response: The Fund has revised the facing sheet of the Amended Registration Statement to reflect the Staff's comment.
Page i
2.In the sixth paragraph, disclosure states, “Purchasers of Shares of the Fund will become bound by the terms and conditions of the Charter.” Please revise “Purchases of Shares of the Fund will become bound by . . .” to “Shares of the Fund are subject to . . . .”
Response: The Fund has revised page ii of the Amended Registration Statement to reflect the Staff’s comment.
Page iii – Table of Contents
3.You have filed the registration statement under the 1940 Act only. Please revise the registration statement to align with General Instruction G.3. of Form N-2 (“A registration statement or an amendment to it that is filed under only the Investment Company Act shall consist of the facing sheet of the Form, responses to all items of Parts A and B except Items 1, 2, 3.2, 4, 5, 6, and 7 of Part A, responses to all items of Part C except Items 25.2.h, 25.2.l, 25.2.n, 25.2.o, and 25.2.s, required signatures, and all other documents that are

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Securities and Exchange Commission October 28, 2022 Page 2
required or which the Registrant may file as part of the registration statement.”). Please add cross-references to the Table of Contents so that an investor understands which Items are omitted or included and why. Please delete and/or integrate into an appropriate location in the registration statement Items that should be omitted, such as Item 3.2 (Summary and Summary of Terms and Conditions) and Item 7 (Use of Proceeds).
Response: The Fund has revised the Amended Registration Statement to reflect the Staff’s comment and the requirements under General Instruction G.3 of Form N-2.
Page 1 – Summary
4.In the first paragraph, please add disclosure under Item 8.2.a, 8.2.b.2, and 8.2.c of Form N-2. For example, please:
•State whether the Fund’s objective may be changed without a shareholder vote;
•Disclose the industry or group of industries in which the Fund does or will concentrate, and
•Identify the Fund’s fundamental investment policies within the meaning of sec. 8(b) of the 1940 Act.
Response: The Fund has revised page 1 of the Amended Registration Statement to include the disclosures requested in the Staff’s comment, including a cross-reference to disclosures identifying the Fund’s fundamental investment policies, including its concentration policy.
5.In the second paragraph, disclosure refers to “scalable revenues” and “performing” U.S. middle-market companies. Please describe these terms using clear and concise language.
Response: The Fund has revised the disclosure contained on page 1 of the Amended Registration Statement to reflect the Staff’s comment.
6.In the fourth paragraph, disclosure describes leverage and the Fund’s asset coverage requirements. As a closed-end fund, the Fund is now subject to a number of legal and accounting requirements that differ from, and in some cases are more restrictive than, the requirements the Fund was subject to as a business development company. Asset coverage is one example.
•Please explain supplementally the steps the Fund has taken to maintain compliance with legal and accounting requirements as a result of the Fund’s election to withdraw its status as a business development company and to register as a closed-end fund.
•Please disclose any anticipated changes in the Fund’s operations as a result of coming into compliance with non-business development company provisions of the 1940 Act.
Response: With regards to the steps the Fund has taken to maintain compliance with legal and accounting requirements related to its registration as a registered closed-end fund, the Fund respectfully advises on a supplemental basis that:
•during its tenure as a business development company (“BDC”), the Fund complied with the requirements incumbent upon closed-end funds as set forth in Section 18 of the 1940 Act, reporting an asset coverage ratio of 405.8% as of the second quarter ended June 30, 2022 (as reported in the Fund’s quarterly report on Form 10-Q filed with the SEC on August 5, 2022), and intends to continue to comply with Section 18 as a closed-end fund;
•it has not altered the composition of its Board of Directors (the “Board”), and accordingly is in compliance with the provisions contained in Section 10(a) of the 1940 Act;
•it has obtained exemptive relief from the SEC to transact with affiliates under Section 17 of the 1940 Act (as discussed in further detail in response to Comment #22 below); and
•as a 1940 Act registrant, the Fund is preparing the filing of the periodic disclosure documents incumbent upon registered closed-end funds, including the Fund’s annual reports on Form N-CEN, semi-annual reports on Form N-CSR, monthly portfolio investment reports on Form N-PORT, and an annual proxy voting report on Form N-PX.
With regards to the second bullet of this comment, the Fund has provided the requested disclosure in the first paragraph on page 2 of the Amended Registration Statement to reflect the Staff’s comment.

Securities and Exchange Commission October 28, 2022 Page 3
Page 2 – The Private Offering
7.In the first paragraph, disclosure refers to the Fund’s “common shares of beneficial interest.” Please confirm that this statement is accurate. The Fund’s organizational documents refer to shares of common stock.
Response: The Fund has revised the disclosure contained on page 3 of the Amended Registration Statement to refer to the Fund’s common stock, rather than common shares of beneficial interest.
8.In the third paragraph, disclosure refers to the Fund’s ability to pursue one or any combination of remedies, as set forth in the Subscription Agreement, if an investor fails to honor its funding obligations. Please briefly summarize such remedies in this paragraph.
Response: The Fund has revised the disclosure contained on page 4 of the Amended Registration Statement to reflect the Staff’s comment.
Page 3 – Investment Period
9.In the second paragraph, disclosure refers to a “return of capital.” Please describe the term using clear and concise language.
Response: The Fund has revised the disclosure contained on page 4 of the Amended Registration Statement to reflect the Staff’s comment.
Page 4 – Summary of Terms and Conditions
10.In the first paragraph of the section titled, “The Fund,” disclosure states that the “Fund operated as a BDC until August 12, 2022, whereupon it withdrew its election to be regulated as a BDC pursuant to Section 54(c) of the 1940 Act and filed a notice of registration under Section 8 of the 1940 Act in order to register as a closed-end management investment company.” Please tell us whether and when the Fund obtained shareholder approval to cease being a business development company in accordance with section 58 of the 1940 Act.
Response: The Fund respectfully advises on a supplemental basis that, in accordance with Section 58 of the 1940 Act, it obtained the unanimous written consent of its stockholders to withdraw its election as a BDC on August 9, 2022.
Page 7 – Transfer Restrictions
11.Please add disclosure that explains whether the Fund will offer a share repurchase program. If the Fund will offer such a program, please add disclosure related to the program and accompanying risks.
Response: The Fund has revised page 74 of the Amended Registration Statement to indicate that the Fund does not currently intend to implement a share repurchase program.
Page 8 – The Fund is subject to risks related to its business and structure.
12.In the eleventh bullet point, disclosure refers to environmental, social, and governance (“ESG”) factors that may adversely affect the Fund’s business or those of its portfolio companies. Such risks are also mentioned on page 44 of the prospectus. However, it is unclear whether the disclosure is referring to external and independent ESG factors that might affect the Fund’s or portfolio companies’ business or to ESG factors that the Fund applies as part of its investment strategies, or both. Please clarify what you mean.
Response: The Fund has revised the disclosures related to ESG contained in the summary risk factors list located on page 5 in the “General Description of the Registrant” section (as the integrated language from the “Summary of Terms and Conditions” section in the Registration Statement pursuant to edits made in response to Comment #3) of the Amended Registration Statement, as well as the disclosure located on page 50 of the “Risk Factors” section of the Amended Registration Statement, to reflect the Staff’s comment. In

Securities and Exchange Commission October 28, 2022 Page 4
addition, the Fund has added disclosure relating to the ESG policy applicable to the Fund on page 12 of the Amended Registration Statement.
Page 9 – The Fund is subject to risks related to its operations.
13.In the sixth bullet point, disclosure refers to the Fund’s exposure to industries. Please revise the registration statement to clarify whether the Fund will or will not concentrate. For example, the Fund’s most recent annual report states that it invested 27.8% of its assets in the “Services: Business” industry. Please add disclosure regarding the Fund’s fundamental investment restriction regarding industry concentration. See Item 8.2. and Item 17 of Form N-2.
Response: Pursuant to Section 8(b) of the 1940 Act, the Fund has adopted the following fundamental investment policy with respect to concentration:
The Fund may not invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in a particular industry or group of industries; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry.
In order to comply with the concentration policy and in connection with the Fund’s registration as a closed-end fund, the Fund will determine industries by reference to the S&P Global industry classification as it may be amended from time to time.  Based upon the S&P Global classification standard, the Fund does not currently, nor did it as of June 30, 2022, invest more than 25% of its total assets in any particular industry.  As a result, the disclosures in the Fund’s annual report on Form 10-K and quarterly reports on Form 10-Q cited by the Staff do not reflect the Fund’s current classification standard.
Page 10 – Summary of Fund Expenses
14.Please align the fee table formatting with the requirements of Item 3.1 of Form N-2. For example, please ensure proper indentation, bold captions, etc.
Response: The Fund has revised the Summary of Fund Expenses table on page 7 of the Amended Registration Statement to reflect the Staff’s comment.
15.In footnote 2, disclosure states that the Fund will not incur any leverage, other than the Subscription Facility. Please disclose the effects of the use of leverage as required by Item 8.3.a. of Form N-2.
Response: The Fund has amended the disclosure located on page 46 of the “Risk Factors” section of the Amended Registration Statement to include the disclosure required by Item 8.3.a of Form N-2, and has included a cross-reference to such disclosure in footnote 2 on page 7 of the “Summary of Fund Expenses” section of the Amended Registration Statement.
16.Please consider modifying footnote 1 to help the reader better understand the assumptions of the management fee estimate, which, as Staff understands it, is that the management fee, expressed as a percentage of net assets, in the Summary of Fund Expenses is based on the actual management fee incurred for the six months ended June 30, 2022, adjusted to reflect the new management fee schedule approved on August 9, 2022. The footnote to this line item may disclose the management fee as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. See Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.
Response: The Fund has amended the disclosure in footnote 1 on page 7 of the Annual Expenses fee table in the “Summary of Fund Expenses” section of the Amended Registration Statement, as well as the cross-referenced sections included therein and located on pages 2-3 and 26-28 of the Amended Registration Statement, to reflect the Staff’s comment. The Fund respectfully acknowledges the Staff's comment that the footnote to this line item may disclose the management fee as a percentage of gross assets. The Fund respectfully advises the Staff on a supplemental basis that, pursuant to the Investment Management Agreement, the Management Fee is based on the Fund’s Average Total Assets, which, pursuant to its terms,

Securities and Exchange Commission October 28, 2022 Page 5
excludes cash and cash equivalents and undrawn Capital Commitments but includes assets financed using leverage. As a result, the Management Fee disclosed as a percentage of gross assets is not applicable.
17.Notwithstanding the sophisticated nature of the Fund’s investors, management fee adjustments for “withheld amounts” are complex and should be supported by examples that demonstrate their operation and subsequent reversal. Staff notes the Fund’s response in correspondence dated May 13, 2021 to a similar request and in that regard would like to clarify that Staff is not requesting the Fund to speculate as to future outcomes but to provide worked examples.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund and the Adviser has entered into an amended and restated investment management agreement (the "Amended Investment Management Agreement"), pursuant to which the provision relating to "withheld amounts", as reflected in Section 3(c) of the existing Investment Management Agreement that was entered into on October 4, 2022 (the “Existing Investment Management Agreement”), has been deleted. The Board approved the Amended Investment Management Agreement on October 13, 2022.
Prior to the Fund’s registration under the 1940 Act, the Fund operated as a BDC and was charged a management fee on the Fund's committed capital (the "Prior Management Fee") pursuant to the Investment Advisory and Management Agreement, dated as of May 31, 2021 (the “Prior Investment Management Agreement”). In connection with the Fund’s registration under the 1940 Act, the Fund’s shareholders and the Board approved the Existing Investment Management Agreement pursuant to which the Prior Management Fee was modified to a management fee based on the Fund's average total assets (the "New Management Fee"). The management fee adjustment for withheld amounts was intended to account for impairments and losses on the portfolio in connection with the Prior Management Fee calculation. Because the New Management Fee is based on the fair value of the Fund’s assets, any losses or impairments are already reflected in the calculation of the New Management Fee and therefore the adjustment relating to withheld amounts is redundant and thus no longer necessary or appropriate. In that regard, the provision relating to withheld amounts (Section 3(c) of the Existing Investment Management Agreement) was an inadvertent holdover from the Prior Investment Management Agreement. As a result, the deletion of Section 3(c) reflected in the Amended Investment Management Agreement is an immaterial correction of a scrivener's error rather than a substantive change to the Existing Investment Management Agreement. Therefore, the requirement under Section 15(a) of the 1940 Act to obtain shareholder approval before entering into an investment management agreement does not apply to the Amended Investment Management Agreement. Notwithstanding the foregoing, the Fund informed the Fund’s shareholders of the change reflected in the Amended Investment Management Agreement.
As a result of the foregoing, the Fund believes that the Staff's comments are no longer applicable and the example requested by the Staff is not required.
18.Please confirm the accuracy of the estimate of interest payments on borrowed funds given the recent increase in LIBOR.
Response: The Fund respectfully advises the Staff on a supplemental basis that the estimated interest payments on borrowed funds as reflected in the Registration Statement was based on actual interest terms under the Subscription Facility as of June 30, 2022. As a result, the Fund believes that such figures are accurate. However, in order to reflect the Staff’s comment regarding recent increases in LIBOR, the Fund has updated its estimate of interest payments on borrowed funds to reflect the anticipated increases in LIBOR as reflected on page 7 of the Amended Registration Statement.
19.Please confirm the accuracy of the year 5 and 10 expense estimates included in the expense example on page 10 as Staff is recalculating higher estimates.
Response: The Fund has revised the Example table on page 7 of the Amended Registration Statement in response to the Staff’s comment.
Investment Objectives and Strategies
20.Please add to the beginning of this section the following bullet points:
•The Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Securities and Exchange Commission October 28, 2022 Page 6
•The amount of distributions that the Fund may pay, if any, is uncertain.
•The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.
Response: The Fund has revised the disclosure located on page 8 in the “Investment Objective and Strategies” section of the Amended Registration Statement to include the bullet points listed in the Staff’s comment.
Page 18 – Directors
21.Please revise the director table to include all columns, captions, and other disclosure required under Item 18.1. of Form N-2.
Response: The Fund has revised the disclosures starting on page 17 in the “Management of the Fund” section of the Amended Registration Statement to include all information required under Item 18.1 of Form N-2.
Page 22 – The Board’s Role in Risk Oversight
22.In the second paragraph, disclosure states, “The Special Transactions Committee’s risk oversight responsibilities include reviewing and making certain findings in respect of co-investment transactions and monitoring compliance with the conditions of the co-investment exemptive relief that the Fund has been granted by the SEC on June 7, 2019 (the “Order”), as well as certain other matters pertaining to potential or actual conflicts of interest.” The Fund obtained co-investment relief when it operated as a business development company. The Fund also appears to have relied on temporary relief granted by the staff regarding certain co-investments. See Page F-21, Notes to Consolidated Financial Statements. Please explain how the Fund will comply with the terms and conditions of such relief.
Response: The Fund respectfully advises the Staff on a supplemental basis that the Order, by its terms, applies to both BDCs and registered investment companies. In that regard, the Order applies to each of the named applicants therein and any “Future Regulated Fund”, which is defined in the Order as “a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser or sub-adviser is an Adviser, and (c) that intends to participate in the program of co-investment described in the Application.” Therefore, just as the Fund qualified as a “Future Regulated Fund” as a BDC, it also qualifies as a “Future Regulated Fund” as a registered investment company. The Fund will continue to comply with the terms and conditions of the Order in the same manner that it has to date.
With respect to the temporary relief cited by the Staff, as noted in the Registration Statement, on April 15, 2022, the Fund filed an application to amend the Order (the “Application”) to permit the Fund to continue to co-invest in its existing portfolio companies with certain affiliates that are private funds if such private funds had not previously invested in such existing portfolio company, subject to certain conditions. On October 14, 2022, the SEC issued an order granting the requested relief in the Application (the "Amendment to the Order"). The Fund will continue to comply with the conditions applicable to its co-investment transactions under the Order, as amended by the Amendment to the Order. The Fund has revised the disclosure contained on page 22 of the Amended Registration Statement in “The Board’s Role in Risk Oversight” section of the Amended Registration Statement to reflect the same.
Page 24 – Investment Management Agreement
23.Please add all disclosure required under Item 9.1.b. of Form N-2 (e.g., For each adviser, disclose name, address, description of experience, and if controlled, name that person and the nature of its business.). Also, please state that the discussion regarding the board’s basis for approving the advisory contract is included in the annual/semi-annual report, as applicable and provide the period covered by the report.
Response: The Fund has included the requested disclosure on pages 24-28 in the “Management of the Fund” section of the Amended Registration Statement to reflect the Staff’s comment.

Securities and Exchange Commission October 28, 2022 Page 7
Page 28 – Investment Committee
24.Please state that the statement of additional information provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of securities in the Fund. See Item 9.1.c. of Form N-2.
Response: The Fund has included the requested disclosure on pages 30-34 of the Amended Registration Statement to reflect the Staff’s comment.
Page 31 – Compliance Policies and Procedures
25.After the section titled, “Compliance Policies and Procedures,” or elsewhere, please add disclosure under Item 10 of Form N-2 regarding capital stock, rights of security holders, a dividend reinvestment plan, long-term debt, and a chart of outstanding securities.
Response: The Fund has included the requested disclosure starting on page 86 in the “Summary of the Charter” section of the Amended Registration Statement, as well as the cross-referenced sections included therein and located on pages 3-4, 73, 74, 76-81, 83, 84 and 90 of the Amended Registration Statement, to reflect the Staff’s comment.

Page 37 – There is uncertainty as to the value of the Fund’s Portfolio Investments.
26.In the last paragraph, disclosure states, “The Fund utilizes independent third-party and unaffiliated valuation firms for the purposes of valuing its Portfolio Investments. The valuations of such third-party and unaffiliated valuation firms are provided to the Audit Committee without adjustment.” On page F-14 of “Notes to Consolidated Financial Statements,” disclosure states, “to the extent the Company’s assets are treated as ‘plan assets’ for purposes of ERISA, the Sub-Administrators will determine valuations using only those valuation methodologies reviewed and approved by the Audit Committee and the Board, and the Board will accept such valuations prepared by the Sub-Administrators in accordance therewith.” Please modify the disclosures referenced above, and any other similar valuation related disclosure, as appropriate, to clarify that the Board will satisfy its good faith valuation obligations.
Response: The Fund has amended the references contained on page 42 in the “Risk Factors” section on the Amended Registration Statement to reflect the Staff’s comment. The Fund respectfully advises the Staff on a supplemental basis that it cannot amend the Notes to Consolidated Financial Statements section, as such section is incorporated from the Fund’s quarterly report on Form 10-Q as of June 30, 2022, but undertakes to clarify the foregoing disclosure on all periodic reporting documents required of the Fund under the 1940 Act moving forward.
Page 41 – The Fund may be subject to limitations as to how borrowed funds may be used.
27.Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.
Response: The Fund respectfully confirms on a supplemental basis that it will not issue preferred stock within one year.
Page 81 – Certain Provisions of the MGCL and the Charter and Bylaws
28.Please add disclosure regarding the following:
•Election of Directors; Term
•Number of Directors; Vacancies; Removal
•Action by Stockholders
•Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
•Calling of Special Meeting of Shareholders
•Approval of Certain Matters
•Appraisal Rights
•Business Combinations

Securities and Exchange Commission October 28, 2022 Page 8
•Control Share Acquisitions
•Forum Selection Clause
•Conflict with the 1940 Act
Response: The Fund has included the above-listed disclosures on pages 88-92 of the Amended Registration Statement to reflect to Staff’s comment.
Page 85 – Independent Registered Public Accounting Firm; Legal Counsel
29.Please revise the caption or include legal counsel in this section. Currently, legal counsel appears in the next section.
Response: The Fund has revised the disclosure located on page 95 of the Amended Registration Statement to include information regarding its legal counsel in this section to reflect the Staff’s comment.
Page 86 – Additional Information
30.After the section titled, “Additional Information,” please add a statement of additional information and the disclosure required by Items 14-24 of Form N-2.
Response: The Fund has amended the “Additional Information” section of the Amended Registration Statement to reflect the Staff’s comment, and has provided the disclosures required by Items 14-24 of Form N-2 throughout the Amended Registration Statement, as indicated in the Cross Reference Sheet on page i of the Amended Registration Statement. Pursuant to Part B – Statement of Additional Information in the Form N-2, the Fund has included all of the information required by Part B in the prospectus. Therefore, the Fund has not repeated the same information in a separate “Statement of Additional Information.” Please refer to the Cross Reference Sheet on page i of the Amended Registration Statement.
Page C-1 – Part C
31.In Item 25, disclosure states that the financial statements of the Fund “are included in Part A of this Registration Statement.” However, the financial statements appear to be in Part C. Please revise.
Response: The Fund has revised the disclosure on Page C-1 of the Amended Registration Statement to reflect the Staff’s comment.
Page C-3 – Item 28. Persons Controlled by or Under Common Control
32.Disclosure states that the information regarding persons controlled by or under common control is incorporated by reference under the headings, “The Fund” and “Management of the Fund.” We do not see such disclosure. Please add a cross-reference to the page on which such information is disclosed; otherwise, please add such disclosure in this section.
Response: The Fund has amended Item 28 of the Amended Registration Statement to include the appropriate cross-reference.
Page C-4 – Item 34. Undertakings
33.Please add the required undertaking in Item 34.7 or explain why it is not necessary. See Items 34.7 of Form N-2 (to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information).
Response: The Fund respectfully advises the Staff on a supplemental basis that its Registration Statement on Form N-2 was filed solely under the 1940 Act, and was not filed under the Securities Act of 1933, as amended. The instructions for Item 34 in Form N-2 require a registrant to furnish the listed undertakings, including the required undertaking in Item 34.7, in “all registration statements filed under the Securities Act, as applicable.” Accordingly, it is not necessary for the Fund to include the undertaking provided in Item 34.7.

Securities and Exchange Commission October 28, 2022 Page 9
*          *          *
Please do not hesitate to call me at (202) 383-0278, Steven Boehm at (202) 383-0176, or Owen Pinkerton at (202) 383-0262 if you have any questions or require any additional information.

Sincerely,

By:	/s/ Payam Siadatpour
Payam Siadatpour

cc:	John Kernan, Staff Accountant
John Lee, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, General Counsel, Churchill Asset Management LLC
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Owen Pinkerton, Esq., Eversheds Sutherland (US) LLP